Exhibit D-4


STATE OF MAINE
PUBLIC UTILITIES COMMISSION                    Docket No. 2001-646

                                               May 13, 2002

NORTHERN UTILITIES, INC.,                      SUPPLEMENTAL ORDER
Petition for Approval to Participate
In Funds Pooling Agreement

               Welch, Chairman; Nugent and Diamond, Commissioners

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I.   SUMMARY

     We issue this Supplemental Order to clarify our original Order approving Northern Utilities, Inc.'s (NU or the Company) Money Pool Agreement with its affiliates. In this Order we also set an $11.0 million investment limit for NU, as an additional condition to those we imposed in our original Order.

II.  BACKGROUND

     A.  Procedural History
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     In our Order dated December 21, 2001, we found that NU's proposed Money
Pool Agreement with its affiliates was not adverse to the public interest and approved it subject to certain conditions noted therein. After receiving additional clarifications from NU in a telephone conversation on January 7, 2002, the Commission's Advisory Staff issued a Supplemental Examiner's Report on February 7, 2002, which proposed modifying one of the conditions imposed in our original Order. At our February 19, 2002 Deliberative session we did not adopt the modified language and tabled the Supplemental Examiners Report. At that time, we directed Staff to investigate whether it would be appropriate to specify a maximum amount of cash that NU could invest in the "money pool" at any one time. Staff issued its Second Data Request on February 25, 2002, and the Company responded on March 8, 2002.

     B.  Discussion of December 21 Order
         -------------------------------

         We originally found the Company's request in this Docket not to be adverse to the public interest for several reasons. In making that finding, we observed that: (1) it is likely that NU would realize savings in short-term interest expenses as a result of the agreement; (2) as stated in our previous Order in Docket No. 2000-322 approving the merger agreement between NiSource, Inc., and Columbia Energy Group, we would use our authority to protect NU's ratepayers from any negative effects on NU's cost of capital (debt or equity) that might be associated with high levels of financial leverage; (3) NU's risk of principal losses seemed to be small given that in its history of using similar money pool arrangements with affiliates, the Company tended to be a


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borrower rather than a lender;(1) and, (4) Section 3.2 of the proposed agreement, entitled "Legal Responsibility," appeared to protect non-defaulting affiliates from any events of default experienced by other affiliates. We interpreted Section 3.2 as providing protection for NU and its ratepayers from negative consequences triggered by the actions of or events at other affiliates participating in the money pool and conditioned our approval upon this interpretation.(2)

     We expressed concern regarding potential principal losses for NU because, as the Office of the Public Advocate (OPA) pointed out, many of the affiliates participating in the money pool have risk profiles that appear to differ considerably from that of NU. Indeed, the Company petition indicated that of the 43 affiliates that were named as participants in the pool, 36 of them are unregulated. In addition, the amount of new debt NiSource incurred to fund its acquisition of Columbia left the parent corporation in a substantially riskier position with a highly leveraged balance sheet.(3) Our approval implicitly assumed that the probability of a loss of invested principal and the possible magnitude of any such loss would not be large enough to outweigh the benefits of NU's participation in the pool. As noted previously, the Hearing Examiner spoke by telephone with NU's internal counsel, William MacGillivray on January 7, 2002. In this conversation, Mr. MacGillivray stated that the Company "fully expects there will be no rate impact" for NU's ratepayers resulting from principal losses NU may realize from its participation in the pool. While not explicitly stated in our original Order, this was also our understanding.

     C.  Discussion of February 7 Supplemental Examiner's Report
         -------------------------------------------------------

     On page 4 of our original Order, we imposed the following condition:

     ...we will require that NU (or [NiSource Capital Service Corporation]
     NCSC) report to the Commission, in writing, any event of default by a money pool participant with regard to the pool or of any other internal or external debt instrument within 5 business days of the event. When reporting any such event, NU (or NCSC) should fully explain why there was a default and what possible effect the event will have on the pool and the other participants. This will allow us to consider whether or not NU might be subject to any undue risk by continuing to participate in the pool.

     The Examiners, on page 5 of their February 7 Supplemental Report, proposed modifying this condition with the following language:

     Rather than simply reporting any event of internal or external default by a participating affiliate, we will require that on the date of any


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     (1) This dates back to our Order dated September 16, 1996 in Docket
No. 96-377, Northern Utilities Inc., Petition for Approval to Participate in a Funds Pooling Agreement.

     (2) This interpretation later proved to be incorrect; clarification of this point was addressed in our February 7, 2002 Supplemental Examiner's Report.

     (3) As of December 31, 2000, NiSource Inc.'s, consolidated balance sheet indicated a debt-to-total capitalization ratio of 71.1% (Short-Term Debt & Current Maturities of Long-Term Debt included).


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     notice of default on an internal or external debt instrument by a participating affiliate, such notice will serve as a trigger that suspends NU's ability to participate in the pool as a lender on the same date. The Company may still borrow from the pool at that point, but lending participation will not be permitted until such time as the Company successfully petitions the Commission showing justification for NU to resume participation as a lender. This condition serves to limit any principal losses for NU to whatever amount may be invested on a given day and will insulate the Company's ratepayers from a situation where a parent company may direct NU to act in the interests of others.

     The Commission was unsure whether such language would solve the potential problem or whether it would simply serve "to close the barn door after the horses have left" if a financial emergency arose at the parent company level. For that reason, we tabled the Supplemental Examiner's Report and directed Staff to recommend an appropriate prospective money pool investment limit for NU.

III. ADDITIONAL ANALYSIS

     In its responses to the Advisor's Second Data Request, the Company stated that its affiliate, Columbia Gas Company of Virginia (CGVa), was subject to a $21 million money pool investment limit imposed by the Virginia State Corporation Commission (SCC). NU also stated that, to the best of its recollection, its peak investment balance in the money pool over the past three fiscal years was $15.4 million in July 2001, a period immediately following the closing of a long-term loan.

     We considered the relative size of the balance sheets (total assets and total capitalization) of both NU and CGVa in arriving at our recommendation. In the attached Confidential Appendix, we calculated that as of December 31, 2000 NU's total assets were roughly 55% of CGVa's total assets and NU's total capitalization was roughly 54% of CGVa's.(4) Applying these percentages to the $21 million limit to which CGVa is subject, thus using CGVa as a benchmark, indicates that an appropriate investment limit for Northern's consolidated Maine and New Hampshire Divisions would be in the area of $11.5 million.

     We did not, however, investigate the process that the Virginia SCC used to determine the appropriate investment limit for CGVa and, therefore, directed that staff do some independent analysis. As a result, we collected balance sheet data from the March 31, 2001 10-Q Reports filed with the Securities & Exchange Commission (SEC) for each of the 19 companies that Value Line classifies as


-------------------

     (4) NU's consolidated financial statements, including the Company's Maine and New Hampshire operations, are filed at the Commission annually. The Advisory Staff obtained CGVa's balance sheet under Protective Order in a data response in Docket No. 2002-21: Northern Utilities, Inc., Request for Approval of an Affiliated Interest Transaction with NiSources Corporate Services. The response was to Advisors Data Request 01-04 and was a copy of NiSource, Inc.'s filing of Form U5B for the period ended December 31, 2000, with the SEC.


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natural gas LDCs.(5) We recognize that the collection of these data will not directly answer the question of what is the appropriate amount of cash an LDC should be allowed to invest in a "money pool" with a group of affiliates (and we are not aware of an analysis that would definitively answer that question). Instead, we have attempted to determine what amount of cash a publicly traded LDC might ordinarily expect to carry on its balance sheet and to use that as an upper limit for NU. We believe this degree and method of analysis are adequate given that we do not routinely dictate any utility's short-term cash investment policy (e.g. we do not establish guidelines regarding levels of investment risk) and generally would be more concerned about whether the Company was holding an overabundance of cash on its balance sheet, indicating inefficient deployment of assets.

     We chose to use the March 31 balance sheet data in our analysis based on the assumption that that would be roughly the point in an LDC's business cycle when it was likely to have the most cash on hand. The quarter ended March 31 follows closely the end of the winter heating season in the United States and also comes at a point when it is likely that the year's capital improvement programs have not yet accelerated. We took balance sheet cash for the 19 LDCs in the sample as a percentage of their Total Assets, Total Capitalization and Current Liabilities respectively and calculated an "industry average" cash balance and an "industry standard deviation" for each of the three measures. We then calculated what level of cash was "appropriate" for a company with a balance sheet the size of NU's by using the third standard deviation from the average value as an upper limit.

     Statistically, the third standard deviation from an average value encompasses just over 99% of the potential outcomes in a confidence interval. If, hypothetically, the average LDC were found to carry cash on its balance sheet at a level of 10% of total assets with a standard deviation of 3%, then one would expect that over 99% of the time it would find cash on the balance sheet to be between 1% (10% - (3%x3)) and 19% (10+ (3%x 3)) of total assets. When we averaged the third standard deviation results for the three measures we used, our figures suggested that the upper limit for balance sheet cash for NU was $10.1 million.(6) We then compared that to the $11.5 million suggested by the proportional comparison between NU and CGVa (total Assets & total Capitalization) and settled on $11.0 as an appropriate investment limit.

     We recognize that this limit does not reach the peak level of $15.4 million that the Company claims to have invested in the money pool during the early summer of 2001. We note, however, that based on data provided in this and the other "money pool" dockets, a $15.4 million level of investment appears to have been anomalous and may have been related to "parking" cash in the pool immediately after the closing of a long-term loan. In fact, the Company could only recall being a net investor in the pool for seven months in 1999, 2000 and 2001 combined (see Company response to Advisors 02-05). We also note that by using a March 31 industry data set, which is when we expect cash levels to be at their cyclical high points, and by going to a third standard deviation


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     (5) The results of our survey are included in the Confidential Appendix to this Report. This information is considered confidential because it includes specific balance sheet numbers for both NU and CGVa, and these balance sheets are not available publicly.

     (6) Calculations of (1) Cash as % of Total Assets, (2) Cash as a % of Current Liabilities and (3) Cash as a % of Total Capitalization appear on page 3 of the attached Confidential Appendix.


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threshold, we have gone to the high end of the range thus allowing flexibility to NU in recognition of the seasonality of its business.

IV.  DECISION

     As we did in our original Order in this docket, we continue to find NU's Money Pooling Agreement not to be adverse to the public interest, as conditioned, and we approve it subject to an $11.0 million investment limit.(7) In addition, to the extent that it appears ambiguous in this or our original Order, we clarify that our primary intent in both orders is to insulate NU's ratepayers from any potential harm, such as cash investment losses or severe financial instability to the Company, that may arise due to NU's participation in this agreement rather than to insulate NU's shareholder from harm.

V.   CONCLUSION

     With the reporting requirements and conditions approved in our original Order in this Docket and the investment limit described above, we conclude that the proposed money pooling agreement is not adverse to the public interest and approve the Company's request.


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     (7) Our setting of an $11.0 million limit should not be construed to mean that we think it will always be prudent for NU to have that amount invested in the pool. What constitutes a reasonable level of investment may vary from time to time, depending principally on the risk level of the pool and NU's financial strength. As a general matter, this is the type of day-to-day decision that the Commission leaves to utilities.


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Accordingly, we

                                    O R D E R

1. That Northern Utilities may participate in the Money Pooling Agreement administered by NiSource Corporate Service Company as requested subject to a maximum investment limit of $11.0 million as noted in the body of this Order.

2. That all other reporting requirements and conditions imposed in our original Order dated December 21, 2001 remain unchanged.

3. That Northern Utilities file an executed copy of the amended funds pooling agreement within 30 days of closing this transaction if it has not done so already.

              Dated at Augusta, Maine, this 13th day of May, 2002.

                           BY ORDER OF THE COMMISSION

                              /s/ Dennis L. Keschl
                              --------------------
                                Dennis L. Keschl
                             Administrative Director



COMMISSIONERS VOTING FOR:                Welch
                                         Nugent
                                         Diamond

ONLY THE APPENDIX IS CONFIDENTIAL, no redaction of main text is necessary.


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                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion
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          Section 1004 of the Commission's Rules of Practice and Procedure
          (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

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          Court by filing, within 21 days of the date of the Order, a Notice of
          Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320(1)-(4) and the Maine Rules of Appellate
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          the justness or reasonableness of rates may be had by the filing of an
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